MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2021

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2021 Annual Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) as at and for the year ended December 31, 2021 which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of March 9, 2022 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns one producing mine in the USA, the Jerritt Canyon Gold Mine, three producing mines in Mexico: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, four mines currently in care and maintenance in Mexico: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2021 Annual Report	Page 3

2021 ANNUAL HIGHLIGHTS

Key Performance Metrics	2021	2020	2019	Change '21 vs '20
Operational
Ore Processed / Tonnes Milled	3,339,394	2,213,954	2,831,999	51%
Silver Ounces Produced	12,842,945	11,598,380	13,241,118	11%
Silver Equivalent Ounces Produced	26,855,783	20,379,010	25,554,288	32%
Cash Costs per Silver Equivalent Ounce (1)	$13.23	$9.00	$8.74	47%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$18.84	$14.03	$12.62	34%
Total Production Cost per Tonne (1)	$102.77	$79.59	$75.05	29%
Average Realized Silver Price per Ounce (1)	$25.16	$21.15	$16.40	19%

Financial (in $millions)
Revenues	$584.1	$363.9	$363.9	61%
Mine Operating Earnings	$101.4	$105.1	$66.2	(3%)
Earnings (Loss) before Income Taxes	$25.3	$29.7	($39.0)	(15%)
Net (Loss) Earnings	($4.9)	$23.1	($40.5)	(121%)
Operating Cash Flows before Working Capital and Taxes	$176.8	$107.3	$108.9	65%
Cash and Cash Equivalents	$237.9	$238.6	$169.0	0%
Working Capital (1)	$224.4	$254.4	$171.1	(12%)
Free Cash Flow (1)	($16.9)	$30.7	$91.0	(155%)

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.02)	$0.11	($0.20)	(119%)
Adjusted EPS (1)	$0.02	$0.18	$0.04	(86%)

NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 45 to 53 for a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2021 Annual Report	Page 4

Operational Highlights

Annual Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	822,791	879,060	1,004,144	633,400	3,339,394
Silver Ounces Produced	7,646,898	1,954,492	3,241,555	—	12,842,945
Gold Ounces Produced	81,237	42,088	460	68,567	192,353
Silver Equivalent Ounces Produced	13,525,049	5,041,937	3,274,798	5,013,999	26,855,783
Cash Costs per Silver Equivalent Ounce(1)	$9.01	$15.40	$13.49	$22.21	$13.23
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$12.70	$19.20	$16.66	$28.01	$18.84
Cash Cost per Gold Equivalent Ounce(1)	N/A	N/A	N/A	$1,624	N/A
All-in Sustaining Costs per Gold Equivalent Ounce(1)	N/A	N/A	N/A	$2,048	N/A
Total Production Cost per Tonne(1)	$142.00	$85.15	$42.25	$172.20	$102.77
(1)See "Non-GAAP measures"

•Annual silver production of 12,842,945 ounces, which slightly missed the lower end of the Company’s revised guidance range of producing between 13.0 to 13.8 million ounces of silver.

•Annual gold production of 192,353 ounces, was within the higher end of the Company’s revised guidance range of producing between 181,000 to 194,000 ounces. This strong performance was primarily attributed to the processing of Ermitaño ore at the Santa Elena plant and strong gold grades at San Dimas in the fourth quarter.
•Successfully completed the acquisition of the Jerritt Canyon Gold Mine in Nevada, USA adding a fourth operating mine to the Company’s portfolio.

•Successfully began underground ore production from the Ermitaño mine near the Santa Elena mill in the fourth quarter of 2021, after five years since its initial discovery. This was completed ahead of schedule following batch processing of Ermitaño ore which started in November. This important new mine is expected to significantly increase production and reduce costs at Santa Elena as it ramps up throughout 2022.
•Successfully converted Santa Elena from diesel power to more environmentally friendly and lower cost liquid natural gas (“LNG”) with the construction of the new 12.4 megawatt ("MW") LNG facility.
•Sold a record 349,278 ounces of retail silver bullion products, or approximately 3% of the Company’s silver production, on First Majestic’s online bullion store at an average silver price of $31.21 per ounce for total proceeds of $10.9 million.

•Cash cost per silver equivalent ("AgEq") ounce in the year was $13.23, compared to $9.00 in the previous year. The increase in cash cost per AgEq ounce was primarily due to the addition of Jerritt Canyon which was producing at a higher cash costs since the acquisition. The Company has identified various projects to be implemented over the next 12 months at Jerritt Canyon to improve production and reduce costs at the mine and processing plant. Additionally, there was an increase in energy costs at San Dimas due to lower energy contribution from the hydroelectric power plant as well as an increase in costs at Santa Elena primarily due to higher ore development and mining contractor costs to prepare ore faces in the mine.

•All-in sustaining cost ("AISC") per AgEq ounce in the year was $18.84, compared to $14.03 in the previous year. The increase in AISC per AgEq ounce was primarily attributed to higher cash costs, combined with an increase in sustaining capital costs related to the Tailings Storage Facility 2 ("TSF2") lift project which was completed on time and under-budget at Jerritt Canyon Gold Mine. The increase in AISC was partially offset by increased production at San Dimas, Santa Elena and Jerritt Canyon during the year.

Financial Highlights

•Robust cash position and liquidity: The Company ended the year with cash and cash equivalents of $237.9 million compared to $238.6 million at the end of the previous year, while working capital decreased to $224.4 million compared to $254.4 million. Cash and cash equivalent excludes the re-allocation of $48.0 million in VAT refunds which have been recorded within non-current restricted cash.

•Revenue: The Company generated record annual revenues of $584.1 million in 2021, 61% higher than the previous year primarily due to the addition of the Jerritt Canyon Gold Mine during the second quarter, a 32% increase in payable

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silver equivalent ounces sold and a 19% increase in the average realized silver price per ounce which averaged $25.16 per ounce compared to $21.15 per ounce in 2020.

•Mine operating earnings: During the year, the Company recognized mine operating earnings of $101.4 million compared to $105.1 million in 2020. The decrease in mine operating earnings was primarily driven by higher costs at Jerritt Canyon to prepare the mine for higher throughputs and improved plant performance along with increased costs at Santa Elena due to Ermitaño ramping up production during the year which was partially offset by an increase in revenue.

•Net earnings: The Company recognized a net loss of $4.9 million (EPS of $(0.02)) in 2021 compared to net earnings of $23.1 million (EPS of $0.11) in 2020. The decrease in net earnings was primarily attributable to an increase in income tax expense during the year as well as an accounting loss recognized on the settlement of the Company's 2018 senior convertible notes of $4.6 million. The new convertible notes provided extended financing terms and allowed the Company to raise $230 million in cash which was used to repurchase the notes issued in 2018 for $171.8 million, with the remaining net proceeds to be used for general corporate purposes and strategic opportunities.

•Adjusted earnings: Adjusted earnings (see “Non-GAAP Measures”), normalized for non-cash or unusual items such as COVID-19 standby costs, write-down of mineral inventory, loss on early settlement of senior convertible notes, share-based payments and deferred income taxes for the year ended December 31, 2021 was $6.0 million ($0.02 per share), compared to adjusted earnings of $37.4 million ($0.18 per share) in 2020.

•Cash flow from operations: During the year, cash flow from operations before changes in working capital and income taxes was $176.8 million compared to $107.3 million in 2020.

First Majestic Silver Corp. 2021 Annual Report	Page 6

ACQUISITION OF JERRITT CANYON CANADA LTD.

On April 30, 2021, the Company completed the acquisition of 100% of the issued and outstanding shares of Jerritt Canyon Canada Ltd. from Sprott Mining Inc. ("Sprott Mining") in exchange for 26,719,727 common shares of First Majestic (the "Consideration Shares") and five million common share purchase warrants (the "Consideration Warrants"), each exercisable for one common share of the Company at a price of $20 per share for a period of three years from the date of acquisition on April 30, 2021 (the “Acquisition Date”). Concurrent with closing of the acquisition, Sprott Mining also completed a private placement consisting of $30.0 million at a price of $17.59 per share for a total of 1,705,514 common shares of the Company (the "Private Placement Shares") (together, the "Acquisition Agreement").

Pursuant to closing of the Acquisition Agreement, the Company deposited into escrow an aggregate of $60.0 million (the "Escrowed Funds"), including $30.0 million from First Majestic and $30.0 million proceeds from the Private Placement Shares, representing the estimated tax ("Triggered Tax") due by Jerritt Canyon Canada as a result of a reorganization completed prior to the acquisition of the Jerritt Canyon Gold Mine. Pursuant to the Acquisition Agreement, the Purchase Price is increased to the extent the Triggered Tax is less than $60 million (“Triggered Tax Adjustment”) and decreased to the extent the working capital (the “Working Capital Adjustment”) of Jerritt Canyon is less than zero. The amount of such tax liability was $45.2 million and has been paid from the Escrowed Funds. As of April 30, 2021, Jerritt Canyon had a preliminary negative working capital of $2.8 million. As at December 31, 2021, the Working Capital Adjustment and Triggered Tax Adjustment had not been finally determined and $12.6 million remains in escrow pending such determination.

Jerritt Canyon owns and operates the Jerritt Canyon Gold Mine located in Elko County, Nevada. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd. The property consists of a large, under explored land package consisting of 30,821 hectares (119 square miles). The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world class mining jurisdiction to the Company's portfolio.

Management has concluded that Jerritt Canyon constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Acquisition Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the April 30, 2021 opening share price of common shares, the total consideration of the Jerritt Canyon acquisition is $478.9 million. The Company began consolidating the operating results, cash flows and net assets of Jerritt Canyon from April 30, 2021 onwards.

The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. The Company is completing a full and detailed valuation of the fair value of the net assets of Jerritt Canyon acquired using income, market, and cost valuation methods with the assistance of an independent third party. As of the date of these consolidated financial statements, the allocation of purchase price with respect to the fair value increment of assets acquired and liabilities assumed have been updated to reflect new information obtained which existed at the Acquisition Date.

The fair value of assets acquired, and liabilities assumed are subject to change for up to one year from the Acquisition Date. The Company is finalizing its full and detailed assessment of the fair value of the net assets of Jerritt Canyon acquired. As stated above, the Triggered Tax Adjustment and the Working Capital Adjustment, as well as any consequential impact on the deferred tax liabilities, have yet to be finally determined. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price consideration may result in material adjustments to the amounts shown in these audited consolidated financial statements.

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Consideration and Purchase Price Allocation
Total consideration for the acquisition was valued at $478.9 million on the acquisition date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

26,719,727 Consideration Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	$416,561
1,705,514 Private Placement Shares issued to Sprott Mining with an accounting fair value of $15.59 per share(1)	26,589
5,000,000 Consideration Warrants issued to Sprott Mining with an accounting fair value of $4.63 per warrant(2)	23,150
Estimated Triggered Tax Adjustment	12,570
Total consideration	$478,870

(1)Fair values of Consideration Shares and Private Placement Shares were estimated at $15.59 per share based on the opening price of First Majestic’s common share on the New York Stock Exchange on April 30, 2021, as compared to their deemed price of $17.59 according to the Acquisition Agreement.
(2)The Consideration Warrants have an exercise price of $20 per share for a three-year term expiring on April 30, 2024. The fair value of Consideration Warrants were estimated using the Black-Scholes method at the Jerritt Canyon Acquisition Date, using the following assumptions:

Stock price (as of opening on April 30, 2021)	$15.59
Exercise price of Consideration Warrants	$20.00
Term (years)	3
Volatility	55%
Annual rate of quarterly dividends	0%
Discount rate - bond equivalent yield	0.5%
Total fair value of warrants	$23,150

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The following table summarizes the preliminary and revised purchase price allocated to the identifiable assets and liabilities based on their estimated fair values on the acquisition date:

Allocation of Purchase Price
	Preliminary as reported June 30, 2021	Adjustments	Revised as reported December 31, 2021
Cash and cash equivalents	$1,025	$—	$1,025
Inventories	19,304	—	19,304
Trade and other receivables	135	(63)	72
Other financial assets	3,581	—	3,581
Prepaid expenses	1,662	62	1,724
Restricted cash(1)	96,985	—	96,985
Mining interest	409,930	22,729	432,659
Property, plant and equipment	224,034	(48,307)	175,727
Deposit on non-current assets	128	—	128
Trade and other payables	(27,159)	3,974	(23,185)
Lease liabilities(3)	(2,194)	—	(2,194)
Income taxes payable	(47,185)	1,866	(45,319)
Contingent environmental provision(2)	(17,900)	17,900	—
Decommissioning liabilities(2)	(87,705)	16,570	(71,135)
Deferred tax liabilities	(98,186)	(12,316)	(110,502)
Net assets acquired	$476,455	$2,415	$478,870
(1) Restricted cash includes $30.0 million proceeds from the issuance of Private Placement Shares which were deposited into the Escrowed Funds and $67.0 million in non-current environmental reclamation bonds.
(2) Decommissioning liabilities include funds required to establish a trust agreement with the Nevada Division of Environmental Protection (“NDEP”) to cover post-closure water treatment costs at Jerritt Canyon, which were previously reported as a contingent environmental provision.
3) Lease liabilities are defined per Note 21.

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future gold prices, estimated quantities of ore reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the acquisition date. The discounted future cash flow models used a 5.1% discount rate based on the Company’s assessment of country risk, project risk, and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Short-term and long-term gold price	$1,750
Discount rate	5.1%
Mine life (years)	11
Average gold grade over life of mine	6.0 g/t
Average gold recovery rate	86%

The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions within the industry on a dollar per square kilometres basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $298,524 per square kilometre for a total of $92.0 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

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Financial and operating results of Jerritt Canyon are included in the Company’s consolidated financial statements effective April 30, 2021. During the year ended December 31, 2021, the acquisition of Jerritt Canyon contributed $123.8 million of revenues and $32.1 million of net loss to the Company’s financial results since April 30, 2021.

Had the business combination been effected at January 1, 2021, pro forma revenues and net loss of the Company for the year ended December 31, 2021 would have been $636.4 million and $26.5 million, respectively. Total transaction costs of $2.0 million related to the acquisition were expensed during the year.

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2021 FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2021-Q4	2021-Q3	Change Q4 vs Q3	2020-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	955,810	943,126	1%	625,332	53%
Silver Ounces Produced	3,358,809	3,302,086	2%	3,452,959	(3%)
Silver Equivalent Ounces Produced	8,561,023	7,319,441	17%	5,477,492	56%
Cash Costs per Silver Equivalent Ounce (1)	$12.32	$14.09	(13%)	$10.21	21%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$17.26	$19.93	(13%)	$16.12	7%
Total Production Cost per Tonne (1)	$105.37	$106.52	(1%)	$85.68	23%
Average Realized Silver Price per Ounce (1)	$24.18	$23.10	5%	$24.88	(3%)

Financial (in $millions)
Revenues	$204.9	$124.6	64%	$117.1	75%
Mine Operating Earnings	$40.4	$3.5	NM	$43.7	(8%)
Net (Loss) Earnings	($4.0)	($18.4)	(78%)	$34.5	(112%)
Operating Cash Flows before Movements in Working Capital and Taxes	$71.8	$22.6	NM	$48.2	49%
Cash and Cash Equivalents	$237.9	$192.8	23%	$238.6	0%
Working Capital (1)	$224.4	$262.5	(15%)	$254.4	(12%)
Free cash flow (1)	$66.4	($24.7)	NM	$25.7	158%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.02)	($0.07)	(71%)	$0.16	(110%)
Adjusted EPS (1)	$0.02	($0.07)	NM	$0.11	(85%)
NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 45 to 53 for a reconciliation of non-GAAP to GAAP measures.

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	206,738	224,459	268,239	256,374	955,810
Silver Ounces Produced	2,174,353	426,870	757,586	—	3,358,809
Gold Ounces Produced	23,795	19,810	146	23,660	67,411
Silver Equivalent Ounces Produced	4,015,346	1,955,550	768,796	1,821,331	8,561,023
Cash Costs per Silver Equivalent Ounce	$7.98	$11.56	$14.51	$21.71	$12.32
All-in Sustaining Cost per Silver Equivalent Ounce	$11.29	$14.02	$19.41	$26.95	$17.26
Cash Cost per Gold Equivalent Ounce	N/A	N/A	N/A	$1,674	N/A
All-In Sustaining Costs per Gold Equivalent Ounce	N/A	N/A	N/A	$2,077	N/A
Total Production Cost per Tonne	$146.30	$93.78	$39.70	$151.23	$105.37

First Majestic Silver Corp. 2021 Annual Report	Page 11

Operational Highlights

•Total production: During the quarter, total production was 8.6 million silver equivalent ounces, representing a 17% increase over the prior quarter. Silver production reached 3.4 million ounces, representing a 2% increase over the prior quarter. Gold production reached 67,411 ounces of gold, representing a 24% increase from the prior quarter and the Company's highest quarterly gold production primarily due to the addition of Jerritt Canyon and higher gold grades from San Dimas and Santa Elena.
•Cash cost per silver equivalent ounce for the quarter was $12.32 per ounce, compared to $14.09 per ounce in the previous quarter. The decrease in cash cost per AgEq ounce was primarily due to an increase in production from San Dimas and Santa Elena.
•All-in sustaining cost per silver equivalent ounce in the fourth quarter was $17.26 per ounce compared to $19.93 per ounce in the previous quarter. The decrease in AISC per AgEq ounce was primarily attributed to an increase in production at San Dimas and Santa Elena, as well as lower sustaining capital expenditures in the fourth quarter as expenditures related to the Tailings Storage Facility 2 ("TSF2") lift project at Jerritt Canyon have now been completed on time and under budget.
•Processing of Ermitaño ore: In November, the Company began batch processing of Ermitaño’s ore at the Santa Elena processing plant and in December started commercial production, ahead of schedule, which resulted in a new quarterly production record at Santa Elena. A total of 2.0 million silver equivalent ounces were produced in the quarter consisting of 426,870 ounces of silver and 19,810 ounces of gold. This represents a significant 84% increase from the prior quarter and the highest quarterly production since acquiring the mine in 2015.
•San Dimas Production: San Dimas produced a record 4.0 million silver equivalent ounces, consisting of 2.2 million ounces of silver and 23,795 ounces of gold, representing a 17% increase in total production from the prior quarter and the highest quarterly production since acquiring the mine in 2018.

•21 active drill rigs: The Company completed a total of 55,621 metres in exploration drilling across the Company's mines during the quarter. At the end of the quarter, a total of 21 exploration drill rigs were active consisting of seven rigs at San Dimas, nine rigs at Jerritt Canyon, three rigs at Santa Elena and two rigs at La Encantada.

Financial Highlights

•In the fourth quarter, the Company generated revenues of $204.9 million compared to $117.1 million in the fourth quarter of 2020. The increase in revenues was primarily attributed to the addition of Jerritt Canyon, the processing of the Ermitaño ore and the sale of 1.4 million silver ounces of inventory previously withheld in the prior quarter. The average realized silver price of silver averaged $24.18 per ounce during the quarter, a 3% decrease compared to $24.88 in the fourth quarter of 2020.
•The Company realized mine operating earnings of $40.4 million compared to mine operating earnings of $43.7 million in the fourth quarter of 2020. The decrease in mine operating earnings was primarily attributed to an increase in cost of sales and depreciation and depletion attributed to the addition of Jerritt Canyon, partially offset by an increase in silver ounces sold.
•Net loss for the quarter was $4.0 million (EPS of ($0.02)) compared to net earnings of $34.5 million (EPS of $0.16) in the fourth quarter of 2020. The decrease in net earnings was primarily attributable to an income tax expense of $23.9 million compared to a recovery of $7.1 million in the fourth quarter of 2020.
•Adjusted net earnings (a non-GAAP measure) for the quarter, normalized for non-cash or unusual items such as loss on early settlement of senior convertible notes, share-based payments, unrealized gain on foreign currency derivatives and deferred income taxes for the quarter ended December 31, 2021, was $4.1 million (Adjusted EPS of $0.02) compared to adjusted net earnings of $24.2 million (Adjusted EPS of $0.11) in the fourth quarter of 2020.
•Operating cash flow before movements in working capital and taxes in the quarter was an inflow of $71.8 million compared to a cash inflow of $48.2 million in the fourth quarter of 2020.
•As of December 31, 2021, the Company had cash and cash equivalents of $237.9 million and working capital of $224.4 million.

First Majestic Silver Corp. 2021 Annual Report	Page 12

2022 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s revised production outlook and cost guidance for 2022. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company expects 2022 total production from its four operating mines to range between 32.2 to 35.8 million silver equivalent ounces consisting of 12.2 to 13.5 million ounces of silver and 258,000 to 288,000 ounces of gold. Based on the midpoint of the guidance range the Company expects silver equivalent ounces to increase 27% when compared to 2021. Silver production is expected to remain consistent with 2021 rates whereas gold production is expected to increase by 42% year-over-year. The increase in gold production is primarily due to the ramp up of production at Ermitaño which is known to contain higher amounts of gold and a full year of production from Jerritt Canyon.

A mine-by-mine breakdown of the 2022 production guidance is included in the table below. The Company reports cost guidance to reflect cash costs and AISC on a per silver equivalent payable ounces. For 2022, the Company is using a 78:1 silver to gold ratio compared to a 72:1 silver to gold ratio in its revised 2021 guidance. Metal price and foreign currency assumptions for calculating equivalents are silver: $22.50/oz, gold: $1,750/oz, MXN:USD 20:1.

GUIDANCE FOR FULL YEAR 2022

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	7.4 – 8.2	81 – 91	13.7 – 15.2	8.59 – 9.13	11.75 – 12.65
Santa Elena, Mexico	1.9 – 2.1	61 – 68	6.6 – 7.4	13.06 – 13.68	15.58 – 16.66
La Encantada, Mexico	2.9 – 3.2	–	2.9 – 3.2	14.82 – 15.74	17.89 – 19.15
Mexico Consolidated:	12.2 – 13.5	142 – 159	23.2 – 25.8	10.65 – 11.31	15.18 – 16.35

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	116 – 129	9.0 – 10.0	1,259 – 1,334	1,503 – 1,607
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated*	12.2 – 13.5	258 – 288	32.2 – 35.8	12.20 – 12.94	16.79 – 18.06
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Cash Costs and AISC are non-GAAP measures. Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.49 to $1.66 per payable silver ounce. The Company calculates AISC in the manner set out in the table below.

The Company is projecting its 2022 AISC to be within a range of $16.79 to $18.06 on a per consolidated payable silver equivalent ounce basis. Excluding non-cash items, the Company anticipates its 2022 AISC to be within a range of $16.34 to $17.56 per payable silver equivalent ounce. An itemized AISC cost table is provided below:

FY 2022
All-In Sustaining Cost Calculation
($ per AgEq oz)
Total Cash Costs per Payable Silver Ounce	12.20 – 12.94
General and Administrative Costs	1.04 – 1.16
Sustaining Development Costs	1.29 – 1.44
Sustaining Property, Plant and Equipment Costs	0.86 – 0.96
Sustaining Exploration Costs	0.13 – 0.15
Profit Sharing	0.49 – 0.54
Share-based Payments (non-cash)	0.34 – 0.38
Lease Payments	0.33 – 0.37
Accretion and Reclamation Costs (non-cash)	0.11 – 0.13
All-In Sustaining Costs (Ag Eq Oz)	16.79 – 18.06
All-In Sustaining Costs: (Ag Eq Oz excluding non-cash items)	16.34 – 17.56
1.AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.
2.Total cash cost per payable silver equivalent ounce includes estimated royalties and 0.5% Mexico mining environmental fee of $0.15 to $0.17 per payable silver equivalent ounce.

First Majestic Silver Corp. 2021 Annual Report	Page 13

INVESTING FOR FUTURE GROWTH
In 2022, the Company plans to invest a total of $207.8 million on capital expenditures consisting of $86.3 million for sustaining investments and $121.5 million for expansionary projects. This represents a 5.4% decrease compared to the 2021 capital expenditures and is aligned with the Company’s future growth strategy of investments in fine grinding technology, processing plant modernizations (including the dual-circuit project installation and expansion of the LNG generation plant at Santa Elena), increased exploration investment, higher mine development rates, and to increase underground ore extraction and plant processing rates at Jerritt Canyon and Santa Elena.

2022 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	$46.2	$41.8	$88.8
Exploration	9.2	36.0	45.2
Property, Plant and Equipment	27.4	24.5	51.9
Corporate Projects	3.4	19.3	22.7
Total*	$86.2	$121.6	$207.8
*Certain amounts shown may not add exactly to the total amount due to rounding differences.

The 2022 annual budget includes total capital investments of $88.8 million to be spent on underground development; $51.9 million towards property, plant and equipment; $45.2 million in exploration; and $22.7 million towards corporate innovation projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.

The Company plans to increase underground development in 2022 to approximately 53,700 metres compared to 50,559 metres completed in 2021. The 2022 development program consists of approximately 29,100 metres at San Dimas; 4,950 metres at Jerritt Canyon; 14,900 metres at Santa Elena (including Ermitaño) and 4,750 metres at La Encantada. This year-over-year increase is primarily due to the Company’s plan to increase underground ore production in the mines. At San Dimas, the Company is planning to bring the Perez and San Jose Veins, located in the Sinaloa Graben block, into production in the second half of 2022. At Santa Elena, underground development will focus on the Ermitaño mine to continue the ramp up process to achieve approximately 1,000 tonnes per day of underground ore extraction throughout all of 2022 and further increasing to 2,000 tonnes per day in 2023. At Jerritt Canyon, higher development rates are planned to prepare the SSX/Smith mines for increased ore extraction over the next two years. In addition, the Company is planning to begin underground production in the West Generator mine at the end of 2022. At La Encantada, the Company is continuing to develop towards the Ojuelas orebody to prepare for initial production in the second half of 2022.

The Company is planning to significantly increase exploration drilling in 2022 by 41% to approximately 320,200 metres compared to 227,845 metres which were completed in 2021. The 2022 drilling program will consist of:
•At San Dimas, approximately 98,000 metres of exploration drilling are planned with infill, step-out and exploratory holes focused on near-mine and brownfield targets including major ore controlling structures in the West, Central, Sinaloa and Tayoltita blocks.
•At Jerritt Canyon, approximately 135,100 metres are planned and consisting of a mixture of surface and underground infill, step-out and exploratory holes to support the life of mine and test the presence of a new ore body target at Waterpipe II, Wheeler Fault Zone, and Northeast Starvation Canyon. In addition, eight near-mine targets located adjacent to historic underground and open pit mines will be drilled from surface. Underground drilling will be conducted at the Saval 2 mine located north of the main SSX/Smith mine operations and in the West Generator underground mine which is scheduled to be re-opened by the end of 2022.
•At Santa Elena, approximately 68,100 metres are planned with infill and near-mine drilling to continue testing the Santa Elena Main, Alejandra de Bajo, America, Fenix and Ermitaño veins. Brownfield drilling will focus on several targets around the mine areas (both Santa Elena and Ermitaño) and greenfield exploration will continue to test key projects around this very large property.
•Finally, at La Encantada the Company has planned approximately 19,000 metres consisting of near-mine drilling to continue adding resources on several existing areas and brownfield drilling to test several high potential targets. The Company recently completed a land access agreement with the Tenochtitlan Ejido which has opened a significant amount of new land that is planned to be explored for the first time in 2022.

First Majestic Silver Corp. 2021 Annual Report	Page 14

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2021				2020
PRODUCTION HIGHLIGHTS	Q4	Q3	Q2(3)	Q1	Q4	Q3	Q2(1)	Q1
Ore processed/tonnes milled
San Dimas	206,738	214,205	202,382	199,466	208,648	189,918	114,390	200,109
Santa Elena	224,459	234,862	234,381	185,358	168,276	204,577	89,590	177,834
La Encantada	268,239	263,645	242,839	229,421	248,408	261,425	129,579	221,200
Jerritt Canyon	256,374	230,415	146,611	—	—	—	—	—
Consolidated	955,810	943,126	826,213	614,245	625,332	655,920	333,559	599,142

Silver equivalent ounces produced
San Dimas	4,015,346	3,422,032	3,176,725	2,910,946	3,477,061	3,125,662	2,395,633	3,672,169
Santa Elena	1,955,550	1,061,657	1,140,398	884,332	901,630	1,091,026	595,651	1,593,400
La Encantada	768,796	913,481	847,502	745,018	1,098,800	984,397	514,092	929,487
Jerritt Canyon	1,821,331	1,922,270	1,270,398	—	—	—	—	—
Consolidated	8,561,023	7,319,441	6,435,023	4,540,296	5,477,492	5,201,085	3,505,376	6,195,057

Silver ounces produced
San Dimas	2,174,353	1,888,371	1,868,031	1,716,143	1,941,286	1,678,075	1,102,931	1,677,376
Santa Elena	426,870	508,641	565,453	453,528	418,153	502,375	222,100	550,133
La Encantada	757,586	905,074	840,541	738,354	1,093,521	978,416	509,544	924,472
Consolidated	3,358,809	3,302,086	3,274,026	2,908,024	3,452,959	3,158,866	1,834,575	3,151,980

Gold ounces produced
San Dimas	23,795	20,767	19,227	17,448	19,980	18,268	12,042	21,308
Santa Elena	19,810	7,498	8,453	6,327	6,294	7,428	3,677	10,842
Jerritt Canyon	23,660	26,145	18,762	—	—	—	—	—
Consolidated	67,265	54,410	46,442	23,775	26,274	25,696	15,719	32,150

Cash cost per Ounce(2)
San Dimas (per AgEq Ounce)	$7.98	$8.29	$10.17	$10.00	$8.49	$7.74	$6.43	$7.15
Santa Elena (per AgEq Ounce)	$11.56	$17.09	$16.70	$20.18	$16.50	$13.81	$11.44	$9.25
La Encantada (per AgEq Ounce)	$14.51	$12.25	$13.66	$13.77	$10.42	$10.16	$9.55	$10.80
Jerritt Canyon (per AuEq Ounce)	$1,674	$1,735	$1,407	$—	$—	$—	$—	$—
Consolidated (per AgEq Ounce)	$12.32	$14.09	$13.89	$12.61	$10.21	$9.48	$7.76	$8.25

All-in sustaining cost per Ounce(2)
San Dimas (per AgEq Ounce)	$11.29	$11.58	$14.22	$14.31	$12.32	$10.74	$10.70	$9.86
Santa Elena (per AgEq Ounce)	$14.02	$21.10	$21.31	$25.66	$21.76	$16.36	$15.02	$10.60
La Encantada (per AgEq Ounce)	$19.41	$15.28	$15.97	$16.30	$12.39	$12.12	$11.76	$13.33
Jerritt Canyon (per AuEq Ounce)	$2,077	$2,286	$1,679	$—	$—	$—	$—	$—
Consolidated (per AgEq Ounce)	$17.26	$19.93	$19.42	$19.35	$16.12	$14.01	$13.95	$12.23

Production cost per tonne
San Dimas	$146.30	$128.67	$153.43	$140.29	$135.13	$120.60	$129.67	$126.33
Santa Elena	$93.78	$75.76	$79.17	$94.15	$86.32	$71.44	$74.50	$81.04
La Encantada	$39.70	$41.08	$45.71	$42.99	$43.72	$36.04	$36.80	$43.82
Jerritt Canyon	$151.23	$192.17	$177.30	$—	$—	$—	$—	$—
Consolidated	$105.37	$106.52	$104.94	$90.03	$85.68	$71.56	$78.78	$82.41
1) In response to the COVID-19 pandemic, the Mexican Ministry of Health issued a decree requiring non-essential businesses, including mining, to temporarily suspend activities until May 23, 2020. As a result, production and costs were adversely affected during the quarter.
2) Effective January 1, 2021, the Company is reporting its cash costs and all-in sustaining costs on a per silver equivalent ("AgEq") ounce basis. Cash cost and AISC per AgEq Ounce for previous comparative periods were updated based on the new metric. See "Non-GAAP" section.
3) Jerritt Canyon production was from April 30, 2021 to June 30, 2021, or 62 days.

First Majestic Silver Corp. 2021 Annual Report	Page 15

Operating Results – Consolidated Operations

CONSOLIDATED	2021-Q4	2021-Q3	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q4 vs Q3	Change '21 vs '20

Ore processed/tonnes milled	955,810	943,126	826,213	614,245	3,339,394	2,213,954	1%	51%
Average silver grade (g/t)	125	122	137	166	135	184	2%	(27%)
Average gold grade (g/t)	2.42	2.00	1.80	1.26	1.94	1.46	21%	33%
Silver recovery (%)	88%	90%	90%	89%	89%	88%	(2%)	1%
Gold recovery (%)	91%	90%	91%	96%	91%	96%	1%	(5%)

Production
Silver ounces produced	3,358,809	3,302,086	3,274,026	2,908,024	12,842,945	11,598,380	2%	11%
Gold ounces produced	67,411	54,525	46,544	23,873	192,353	100,081	24%	92%
Silver equivalent ounces produced	8,561,023	7,319,441	6,435,023	4,540,296	26,855,783	20,379,010	17%	32%

Cost
Cash Cost per AgEq Ounce	$12.32	$14.09	$13.89	$12.61	$13.23	$9.00	(13%)	47%
All-In sustaining costs per AgEq ounce	$17.26	$19.93	$19.42	$19.35	$18.85	$14.03	(13%)	34%
Total production cost per tonne	$105.37	$106.52	$104.94	$90.03	$102.77	$79.59	(1%)	29%

Underground development (m)	11,535	11,827	13,490	13,706	50,558	38,504	(2%)	31%
Diamond drilling (m)	55,621	79,066	53,608	39,550	227,845	156,244	(30%)	46%

The Impact of COVID-19 on Business and Operations
COVID-19 sanitary protocols were established in 2020 at all Company facilities and operations. These protocols include continuous monitoring and testing of workers, use of effective PPE, and other sanitary control measures. These measures have proven effective at managing the pandemic impacts on the Company’s operations and remain in full effect. Worker availability has improved over the past several months, however, it continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors to replace vulnerable workers.

The Company also continues supporting local communities by sponsoring health professionals, medical and testing equipment, personal protective equipment, medicine and health supplements.

Production
During the year, the Company produced 26.9 million silver equivalent ounces, consisting of 12.8 million ounces of silver and 192,353 ounces of gold, representing an increase of 11% and 92% respectively, compared to the prior year. The increase in production was primarily due to the reduced effect of the temporary COVID-19 suspensions and units operating with limited workforce levels in the previous year, as well as the addition of Jerritt Canyon and commencing production at Ermitaño.

Total production in the fourth quarter was 8.6 million silver equivalent ounces, consisting of 3.4 million ounces of silver and 67,411 ounces of gold, representing an increase of 2% and 24%, respectively, compared to the previous quarter.

Total ore processed amounted to 3,339,394 tonnes during the year and 955,810 tonnes during the quarter, representing a 51% and 1% increase compared to the prior year and quarter, respectively. The increase in tonnes processed was primarily due to Jerritt Canyon processing higher volumes of lower grade surface material partially offset by slightly lower throughput rates at San Dimas and Santa Elena.

Consolidated silver grades in the quarter averaged 125 g/t compared to 122 g/t in the previous quarter and consolidated gold grades averaged 2.42 g/t compared to 2.00 g/t in the prior quarter. The increase in consolidated silver and gold grades were primarily due to processing higher grade ore within the Jessica vein at San Dimas and the introduction of Ermitaño’s ore into the Santa Elena plant in November.

First Majestic Silver Corp. 2021 Annual Report	Page 16

Consolidated silver and gold recoveries averaged 88% and 91%, respectively, during the quarter which are consistent compared to the previous quarter. The Company continues to work towards optimizing the metallurgical recoveries of Ermitaño’s ore which achieved 61% for silver and 91% for gold during the fourth quarter. The Santa Elena processing plant will be modified to facilitate finer grinding and improve metallurgical recoveries and operating costs with the commissioning of a new tailing filter-press, an additional leaching tank and a fourth counter current decantation ("CCD") thickener in the fourth quarter of 2022.

Cash Cost and All-In Sustaining Cost per Ounce
Cash cost per AgEq ounce for the year was $13.23 per ounce, compared to $9.00 per ounce in the previous year. The increase in cash cost per AgEq ounce was primarily due to the addition of Jerritt Canyon which was producing at a higher cash costs since the acquisition. The Company has identified various projects to be implemented over the next 12 months at Jerritt Canyon to improve production and reduce costs at the mine and processing plant. Additionally, there was an increase in energy costs at San Dimas due to lower energy contribution from the hydroelectric power plant as well as an increase in costs at Santa Elena primarily due to higher ore development and mining contractor costs to prepare ore faces in the mine.

Cash cost per AgEq ounce for the quarter was $12.32 per ounce, compared to $14.09 per ounce in the previous quarter. The decrease in cash cost per AgEq ounce was primarily due to an increase in production from San Dimas and Santa Elena.

All-in Sustaining Cost per AgEq ounce in the year was $18.85 per ounce compared to $14.03 per ounce in the previous year. The increase in AISC per AgEq ounce was primarily attributed to higher cash costs, combined with an increase in sustaining capital costs related to the TSF2 lift project at Jerritt Canyon Gold. The increase in AISC was partially offset by increased production at San Dimas, Santa Elena and Jerritt Canyon Gold during the year.

All-in Sustaining Cost per AgEq ounce in the fourth quarter was $17.26 per ounce compared to $19.93 per ounce in the previous quarter. The decrease in AISC per AgEq ounce was primarily attributed to lower sustaining capital expenditures in the fourth quarter as expenditures related to the TSF2 lift project at Jerritt Canyon have now been completed as well as an increase in production at San Dimas and Santa Elena.

Development and Exploration
During the year, the Company completed 50,558 metres of underground development and 227,845 metres of diamond drilling, compared to 38,504 metres and 156,244 metres, respectively, in the previous year.

The Company completed a total of 55,621 metres in exploration drilling across the Company's mines during the fourth quarter. At the end of the quarter, a total of 21 exploration drill rigs were active consisting of seven rigs at San Dimas, nine rigs at Jerritt Canyon, three rigs at Santa Elena and two rigs at La Encantada.

First Majestic Silver Corp. 2021 Annual Report	Page 17

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver and gold mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2021-Q4	2021-Q3	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q4 vs Q3	Change '21 vs '20

Total ore processed/tonnes milled	206,738	214,205	202,382	199,466	822,791	713,064	(3%)	15%
Average silver grade (g/t)	347	289	301	285	305	297	20%	3%
Average gold grade (g/t)	3.71	3.14	3.07	2.83	3.19	3.24	18%	(2%)
Silver recovery (%)	94%	95%	95%	94%	95%	94%	(1%)	1%
Gold recovery (%)	96%	96%	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	2,174,353	1,888,371	1,868,031	1,716,143	7,646,898	6,399,667	15%	19%
Gold ounces produced	23,795	20,767	19,227	17,448	81,237	71,598	15%	13%
Silver equivalent ounces produced	4,015,346	3,422,032	3,176,725	2,910,946	13,525,049	12,670,526	17%	7%

Cost
Cash cost per AgEq Ounce	$7.98	$8.29	$10.17	$10.00	$9.01	$7.53	(4%)	20%
All-In sustaining costs per AgEq Ounce	$11.29	$11.58	$14.22	$14.31	$12.70	$10.91	(3%)	16%
Total production cost per tonne	$146.30	$128.67	$153.43	$140.29	$142.00	$127.91	14%	11%

Underground development (m)	5,104	5,237	6,637	8,242	25,220	26,154	(3%)	(4%)
Diamond drilling (m)	17,279	32,086	26,382	24,078	99,825	87,659	(46%)	14%

2021 vs. 2020

In 2021, San Dimas produced 7,646,898 ounces of silver and 81,237 ounces of gold for a total production of 13,525,049 silver equivalent ounces, a 7% increase compared to 12,670,526 silver equivalent ounces in 2020. The mill processed a total of 822,791 tonnes, a 15% increase compared to 713,064 tonnes processed in the previous year.

During 2021, silver and gold grades averaged 305 g/t and 3.19 g/t, respectively, compared to 297 g/t and 3.24 g/t in the previous year. Silver recoveries averaged 95% compared to 94% in 2020, while gold recoveries averaged 96%, which was consistent with 2020.

During the year, cash cost per AgEq ounce averaged $9.01 compared to $7.53 per ounce in 2020. AISC averaged $12.70 per ounce in 2021 compared to $10.91 per ounce in 2020. The increase was primarily attributable to higher energy costs incurred in the first half of the year as the mine had to rely on electricity from the public grid and diesel power generation as a result of lower rainfall and lower energy contribution from the Las Truchas hydroelectric power plant during the dry season.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPM") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at December 31,

First Majestic Silver Corp. 2021 Annual Report	Page 18

2021 was 70:1. During the year ended December 31, 2021, the Company delivered 48,015 ounces (2020 - 38,604 ounces) of gold to WPM at $617 (2020 - $610) per ounce.

During the year, a total of 25,220 metres of underground development and 99,825 metres of diamond drilling were completed compared to 26,154 metres and 87,659 metres, respectively, in the prior year.

2021Q4 vs. 2021Q3

During the fourth quarter, San Dimas produced 2,174,353 ounces of silver and 23,795 ounces of gold representing an increase of 15% in each metal, compared to the prior quarter. Total production during the fourth quarter amounted to 4,015,346 silver equivalent ounces compared to 3,422,032 silver equivalent ounces in the prior quarter, representing the highest quarterly production since the Company acquired the mine in 2018.

The mill processed a total of 206,738 tonnes of ore with average silver and gold grades of 347 g/t and 3.71 g/t, respectively, compared to 214,205 tonnes milled with average silver and gold grades of 289 g/t and 3.14 g/t, respectively, in the previous quarter. Silver and gold grades increased in the fourth quarter as a major high-grade area within the Jessica vein of the Central Block was brought into production at the end of the third quarter.

Silver and gold recoveries averaged 94% and 96%, respectively, during the quarter which was consistent with the prior quarter.

The Central Block and Sinaloa Graben areas contributed approximately 62% and 35%, respectively, of the total production during the quarter. In addition, the Tayoltita, El Cristo and West Block areas contributed approximately 3% of total production in the quarter.

In the fourth quarter, cash cost per AgEq ounce was $7.98 per ounce compared to $8.29 per ounce in the prior quarter. The decrease in cash costs during the quarter was primarily due to a 17% increase in silver equivalent ounces produced.

AISC per AgEq ounce for the quarter was $11.29 per ounce compared to $11.58 per ounce in the prior quarter, primarily due to a decrease in cash costs per ounce.

A total of 5,104 metres of underground development was completed in the fourth quarter, compared to 5,237 metres in the prior quarter. During the fourth quarter, seven underground drills completed 17,279 metres compared to 32,086 metres in the prior quarter.

First Majestic Silver Corp. 2021 Annual Report	Page 19

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine including mining concessions totaling over 102,244 hectares, inclusive of the Ermitaño concessions and ore deposit.

SANTA ELENA	2021-Q4	2021-Q3	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q4 vs Q3	Change '21 vs '20

Total ore processed/tonnes milled	224,459	234,862	234,381	185,358	879,060	640,276	(4%)	37%
Santa Elena - heap leach and underground
Tonnes milled	120,717	234,861	234,381	185,358	775,317	640,276	(49%)	21%
Average silver grade (g/t)	88	74	81	82	80	88	19%	(9%)
Average gold grade (g/t)	1.37	1.04	1.17	1.11	1.15	1.43	32%	(20%)
Ermitaño mine
Tonnes milled	103,742	—	—	—	103,742	—	100%	100%
Average silver grade (g/t)	54	—	—	—	54	—	100%	100%
Average gold grade (g/t)	4.83	—	—	—	4.83	—	100%	100%

Silver recovery (%)	82%	91%	93%	93%	90%	93%	(10%)	(3%)
Gold recovery (%)	92%	96%	96%	96%	94%	96%	(4%)	(2%)

Production
Silver ounces produced	426,870	508,641	565,453	453,528	1,954,492	1,692,761	(16%)	15%
Gold ounces produced	19,810	7,498	8,453	6,327	42,088	28,242	164%	49%
Silver equivalent ounces produced	1,955,550	1,061,657	1,140,398	884,332	5,041,937	4,181,708	84%	21%

Cost
Cash cost per AgEq Ounce	$11.56	$17.09	$16.70	$20.18	$15.40	$12.32	(32%)	25%
All-In sustaining costs per AgEq Ounce	$14.02	$21.10	$21.31	$25.66	$19.20	$15.14	(34%)	27%
Total production cost per tonne	$93.78	$75.76	$79.17	$94.15	$85.15	$78.44	24%	9%

Underground development (m)	4,430	4,195	4,994	4,500	18,119	7,851	6%	131%
Diamond drilling (m)	13,847	19,609	17,915	12,607	63,977	39,451	(29%)	62%

2021 vs. 2020

In 2021, Santa Elena produced 1,954,492 ounces of silver and 42,088 ounces of gold for a total production of 5,041,937 silver equivalent ounces, a 21% increase compared to 4,181,708 silver equivalent ounces in 2020. The mill processed a total of 879,060 tonnes compared to 640,276 tonnes in the previous year, representing a 37% increase compared to 2020. Overall production in 2021 in the Santa Elena mine increased following multiple improvements in mining methods at the Main, Alejandra Bajo and America veins. Mining and milling rates improved as progress was made in improving underground infrastructure, development and haulage rates over the prior year, plus the addition of Ermitaño ore feed in the fourth quarter.

A 12.4 MW LNG facility was successfully completed and commissioned at Santa Elena during the year, supplying all the power requirements to the operation by the end of the year. This modern "green energy" plant will significantly yield energy cost savings and reduce the carbon emissions of the operations.

Silver and gold grades from Santa Elena ore averaged 80 g/t and 1.15 g/t, respectively, compared to 88 g/t and 1.43 g/t in the previous year as lower grade ore was extracted from the Main Santa Elena vein. Silver recoveries decreased from 93% in 2020 to 90% in 2021 while gold recoveries decreased from 96% to 94% in the current year. The decrease in recoveries is a

First Majestic Silver Corp. 2021 Annual Report	Page 20

result of the lower ore grades from Santa Elena and the first quarter of production at Ermitaño. The Company will continue to optimize batch processing and metallurgical recoveries of Ermitaño's ore during 2022 and plans to upgrade the processing plant with the Dual Circuit Project. The Dual Circuit Project includes the addition of one leaching tank, one CCD tank and a new high-capacity tailing press filter to better handle fine grinding of Ermitaño and Santa Elena ores.

During the year, cash cost per AgEq silver equivalent ounce averaged $15.40 compared to $12.32 per ounce in 2020, representing an increase of 25% while AISC averaged $19.20 per silver equivalent ounce compared to $15.14 per ounce in the previous year, an increase of 27%. The increase was primarily attributed to higher ore development and mining contractor costs incurred during the year to prepare additional ore faces in the Santa Elena mine. Additionally, costs for specialized consulting services were also incurred during the year to establish a more effective Management Operating System ("MOS") at the mine. The increase in AISC is primarily attributed to increased waste mine development costs.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the year ended December 31, 2021, the Company delivered 5,327 ounces of gold (2020 - 5,697 ounces) to Sandstorm at an average price of $467 per ounce (2020 - $463 per ounce).

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter return ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions.

During the year, a total of 18,119 metres of underground development (2020 - 7,851 metres) and 63,977 metres of diamond drilling (2020 - 39,451 metres) were completed, including 6,301 metres of underground development at the Ermitaño project near Santa Elena.

2021Q4 vs. 2021Q3

After five years since its initial discovery, the Company successfully began underground ore production from the Ermitaño mine near Santa Elena in the fourth quarter of 2021. This important new mine is expected to significantly increase production and reduce costs at Santa Elena as it ramps up throughout 2022.

During the fourth quarter, Santa Elena produced a new quarterly record of 1,955,550 silver equivalent ounces consisting of 426,870 ounces of silver and 19,810 ounces of gold representing a decrease of 16% in silver and an increase of 164% in gold production, when compared to the prior quarter. This represents a significant 84% increase from the prior quarter and the highest quarterly production since the Company acquired the mine in 2015. Production was significantly higher than prior quarter due to the introduction of Ermitaño’s higher grade ore into the processing plant in November, approximately two months ahead of schedule. During the year ended December 31, 2021, the Company had accrued $1.0 million (2020 - $nil) in NSR from the production of Ermitaño in November and December of 2021 to be paid in the first quarter of 2022.

The mill processed a total of 224,459 tonnes during the quarter, consisting of 120,717 tonnes of ore from Santa Elena (including the existing heap leach pad) and 103,742 tonnes of ore from Ermitaño compared to total production of 234,862 tonnes in the prior quarter.

Silver and gold grades from Santa Elena averaged 88 g/t and 1.37 g/t, respectively and increase of 19% and 32%, respectively compared to the previous quarter, while silver and gold grades from Ermitaño averaged 54 g/t and 4.83 g/t, respectively.

Silver and gold recoveries in the fourth quarter averaged 82% and 92%, respectively compared to 91% and 96% respectively in the prior quarter. The Company continues to optimize the batch processing and metallurgical recoveries of Ermitaño and Santa Elena ore. The Company is in the process of modifying the Santa Elena processing plant with the commissioning of a new filter-press, an additional leaching tank and a fourth CCD thickener expected to be completed by the fourth quarter of 2022 in order to facilitate finer grinding, improve metallurgical recoveries and reduce operating costs.

Cash cost per AgEq ounce in the fourth quarter was $11.56 per ounce compared to $17.09 per ounce in the previous quarter. The decrease in cash cost was primarily attributed to a 84% increase in production due to the increase in silver and

First Majestic Silver Corp. 2021 Annual Report	Page 21

gold grades compared to the previous quarter. AISC per AgEq ounce for the quarter was $14.02 per ounce compared to $21.10 per ounce in the prior quarter, primarily driven by the decrease in cash costs per ounce combined with the increase in AgEq production during the quarter.

In the fourth quarter, Santa Elena completed a total of 4,430 metres of underground development, compared to 4,195 metres in the previous quarter. A total of three drill rigs, consisting of two surface rigs and one underground rig, were active at the end of the quarter, completing 13,847 metres compared to 19,609 metres in the prior quarter.

First Majestic Silver Corp. 2021 Annual Report	Page 22

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2021-Q4	2021-Q3	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q4 vs Q3	Change '21 vs '20

Ore processed/tonnes milled	268,239	263,645	242,839	229,421	1,004,144	860,613	2%	17%
Average silver grade (g/t)	117	134	138	131	130	162	(13%)	(20%)
Silver recovery (%)	75%	80%	78%	77%	77%	78%	(6%)	(1%)

Production
Silver ounces produced	757,586	905,074	840,541	738,354	3,241,555	3,505,953	(16%)	(8%)
Gold ounces produced	146	114	102	98	460	241	28%	91%
Silver equivalent ounces produced	768,796	913,481	847,502	745,019	3,274,798	3,526,776	(16%)	(7%)

Cost
Cash cost per AgEq Ounce	$14.51	$12.25	$13.66	$13.77	$13.49	$10.32	18%	31%
All-In sustaining costs per AgEq Ounce	$19.41	$15.28	$15.97	$16.30	$16.66	$12.47	27%	34%
Total production cost per tonne	$39.70	$41.08	$45.71	$42.99	$42.25	$40.37	(3%)	5%

Underground development (m)	790	722	827	965	3,304	3,674	9%	(10%)
Diamond drilling (m)	2,406	5,196	4,905	2,866	15,373	18,611	(54%)	(17%)

2021 vs. 2020

In 2021, La Encantada produced 3,241,555 ounces of silver and 460 ounces of gold for a total of 3,274,798 silver equivalent ounces, a decrease of 7% compared to 3,526,776 silver equivalent ounces in 2020. The decrease was primarily due to a 20% decrease in silver head grade and a 1% decrease in silver recovery, partially offset by a 17% increase in tonnes milled. This reduction was driven by lower ore grades mined from the northern draw-points of the La Prieta, Milagros and La Fe ore bodies.

Silver recoveries averaged 77% during the year, compared to 78% in 2020. Silver grades during the year averaged 130 g/t, a decrease of 20% compared to 162 g/t in 2020. In the fourth quarter, the Company began to establish new draw-points within the 660 area ore body in order to increase silver grades in the upcoming quarters.

During the year, cash cost per AgEq ounce averaged $13.49 compared to $10.32 per ounce in 2020, and AISC averaged $16.66 per ounce in 2021 compared to $12.47 per ounce in 2020. The increase was primarily attributed to lower production, a stronger Mexican Peso against the U.S. Dollar compared to the previous year along with an increase in energy costs as diesel generators had to be rented due to delay in the liquid gas deliveries at the beginning of the year. Furthermore, the Company has invested in a mill modernization project that was advanced during the year; this included a new refinery scrubber and the installation of two thickener mechanisms.

During the year, the Company entered into a surface access agreement with the Tenochtitlan Ejido to gain access to the land owned by the Ejido's, covering part of the Company's 4,076 hectares of mineral concessions at La Encantada. This new agreement allows the Company, for the first time since owning the mine, to initiate surface exploration programs on this large land package.

A total of 3,304 metres of underground development and 15,373 metres of diamond drilling were completed in 2021 compared to 3,674 metres of underground development and 18,611 metres of diamond drilling in the prior year.

First Majestic Silver Corp. 2021 Annual Report	Page 23

2021Q4 vs. 2021Q3

During the quarter, La Encantada produced 757,586 silver ounces compared to 905,074 in previous quarter, representing a 16% decrease in production compared to the previous quarter primarily due to a 13% decrease in silver grade.

The mill processed a total of 268,239 tonnes with an average silver grade and recovery during the quarter of 117 g/t and 75%, respectively, compared to 263,645 tonnes, 134 g/t and 80%, respectively, in the previous quarter. The decrease in grade and recoveries were the result of low-grade material being sourced from previously mined areas. During the quarter, the Company began to establish new draw-points within the 660 area ore body in an effort to increase silver grades in the upcoming quarters.

Cash cost per AgEq ounce for the quarter was $14.51 compared to $12.25 in the previous quarter. The increase in cash cost per AgEq ounce was primarily due to the 16% decrease in silver equivalent ounces produced.

AISC per AgEq ounce for the quarter was $19.41 per ounce, an increase of 27% compared to $15.28 per ounce in the previous quarter primarily due to the increase in cash cost per AgEq ounce combined with an increase in the workers participation cost.

A total of two underground drill rigs were active on the property at the end of the quarter. A total of 790 metres of underground development were completed in the fourth quarter compared to 722 metres in the prior quarter. One underground and one surface drill completed 2,406 metres of drilling compared to 5,196 metres in the previous quarter.

During the fourth quarter, the Company completed 77 metres of an underground ramp in order to access the Ojuelas orebody which is known to contain higher silver grades. The Company is planning to prepare the area for initial ore extraction in the second half of 2022.

First Majestic Silver Corp. 2021 Annual Report	Page 24

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mine located in Northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine was purchased by the Company on April 30, 2021 and currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tonnes per day (“tpd”). The property consists of a large, under explored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2021-Q4	2021-Q3	2021-Q2	2021-YTD	Change Q4 vs Q3

Ore processed/tonnes milled	256,374	230,415	146,611	633,400	11%
Average gold grade (g/t)	3.41	4.19	4.03	3.84	(18%)
Gold recovery (%)	84%	84%	84%	84%	0%

Production
Gold ounces produced	23,660	26,145	18,762	68,567	(10%)
Silver equivalent ounces produced	1,821,331	1,922,270	1,270,398	5,013,999	(5%)

Cost
Cash cost per AuEq Ounce	$1,674	$1,734	$1,407	$1,624	(3%)
All-In sustaining costs per AuEq Ounce	$2,077	$2,285	$1,679	$2,048	(9%)
Total production cost per tonne	$151.23	$192.17	$177.30	$172.20	(21%)

Underground development (m)	1,211	1,673	1,031	3,915	(28%)
Diamond drilling (m)	22,089	22,175	4,406	48,670	0%

Since being acquired on April 30, 2021, the Jerritt Canyon mine has produced 68,567 ounces of gold or 5,013,999 silver equivalent ounces. The mill processed a total of 633,400 tonnes with an average gold grade of 3.84 g/t and a recovery of 84%.

Permitting, preparation and construction activities for the TSF2 12-ft lift project was completed during the year, which included installation of a new liner. The $10.4 million lift which was under budget which will provide over two years of additional deposition storage for tailings material at the site. A life-of-mine tailing deposition optimization study was started during the year and will be completed in early 2022.

During the year, cash cost per AuEq ounce averaged $1,624 per ounce and AISC averaged $2,048 per ounce. The main cost drivers in 2021 were the semi-annual maintenance overhaul of the dual roasters which was completed on October 4th and included a planned 14-day major maintenance shutdown, combined with the TSF2 12-ft lift project. As a result, the AISC is expected to normalize in 2022.

Since the acquisition announcement in January 2021, First Majestic has been developing a long-term mine and exploration plan for the future of the operation. The Company has identified numerous projects that have been implemented or will be implemented over the next 12 to 24 months to improve environmental compliance and production, and reduce costs at the mine and processing plant, including:

1.Rebuild a Leadership Team and add technical expertise to the operation (Completed)
2.Complete the remodeling of all resources inclusive of all available drilling data and mapping (Completed)
3.Execute a roaster expansion capacity study for future growth (Completed)
4.Optimize the water treatment plant for mine dewatering prioritization (Completed)
5.Complete the lift upgrade and develop a long-term TSF2 plan (Completed)
6.Establish a Special Environmental Trust to manage the Reclamation and Closure of four waste rock stockpiles (Completed)
7.Complete a site-wide Environmental Audit (Completed)

First Majestic Silver Corp. 2021 Annual Report	Page 25

8.Connect the two underground Smith and SSX producing mines with an underground development drift which will be used for future ore haulage and exploration activities (Completed December 2021)
9.Obtain permits for potential pushbacks of past-producing open pits for future mill feed (Ongoing)
10.Test over 25 high-priority exploration targets, both near-mine and greenfield (Ongoing)
11.Evaluate and complete ore purchase opportunities with third parties to fill roaster excess capacity (Ongoing)
12.Optimize the underground mining plan and execution of mining with the mine contractor (Ongoing)
13.Evaluate and competitively bid all major procurement contracts for services and consumables (Ongoing)
14.Develop a mercury remediation plan for improved capture of off-gas from the roasters and refinery (Ongoing)

It should be noted that many of the anticipated benefits from these modifications are not yet reflected in the forecasted operating results and are expected to take several quarters to materialize.

2021Q4 vs. 2021Q3

During the fourth quarter, Jerritt Canyon produced 23,660 ounces of gold, representing a 10% decrease compared to the prior quarter. The decrease was primarily due to harsh winter weather in December which significantly reduced production for a period of two weeks, causing a reduction in throughput. In order to mitigate future harsh winter conditions, Jerritt Canyon:
•implemented a new blending strategy to improve material handling of frozen and wet ore;
•installed heat trace and insulation on critical lines and valves;
•connected the two mines which will help with accessibility and ore movement in extreme winter events; and
•are optimizing the dryer operation to better handle major swings in moisture content to improve reliability and performance.

The mill processed a total of 256,374 tonnes with an average gold grade and recovery of 3.41 g/t and 84%, respectively, compared to 230,415 tonnes with an average grade and recovery of 4.19 g/t and 84%, respectively in the prior quarter. Increased ore development rates and processing of lower ore grade from surface material continued during the quarter which resulted in higher average tonnage with lower average ore grades processed in the plant.

The SSX and Smith mines contributed approximately 33% and 50%, respectively, of the total production during the quarter. In addition, numerous lower grade surface stockpiles contributed approximately 17% of total production during the quarter. During the quarter, the tailings lift at TSF2 and the underground connection drift between the SSX and Smith mines were both completed on-time and under budget. The new connection is expected to reduce transportation bottlenecks and improve movement efficiencies of personnel and equipment. In addition, the connection drift is expected to support future exploration activities.

Cash cost per AuEq ounce for the quarter was $1,674 compared to $1,734 in the prior quarter primarily due to a 14-day planned major maintenance of the dual roasters at the end of the previous quarter. AISC per AuEq ounce for the quarter was $2,077 per ounce, compared to $2,285 in the prior quarter primarily due lower exploration and sustaining costs as well as the completion of the TSF2 tailings lift project in the current quarter.

A total of nine drill rigs, consisting of four surface rigs and five underground rigs, were active at the end of the quarter. A total of 22,089 diamond drilling metres and 1,211 metres of underground development were drilled during the quarter.

In early November, the Company executed an agreement with the NDEP relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. The estimated costs are $17.6 million and would be required to be funded by October 31, 2022. The Company is investigating alternative closure methods, including passive remediation and alternative water treatment methods, that may reduce this funding requirement.

First Majestic Silver Corp. 2021 Annual Report	Page 26

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO 9001 certified central laboratory, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been placed on care and maintenance since September 2019. The Company completed discussions with the La Parrilla Ejido to continue the long-term land use agreement at La Parrilla during the fourth quarter.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine has been placed on care and maintenance since January 2020.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to marginal economics and growing insecurity in the area. The Company continues to work with government authorities to secure the area and continued to maintain the mine and plant facilities, including advancing a buttressing project on the TSF2 tailings impoundment. The re-opening date is contingent on economics and security conditions in the region and cannot be determined at this time.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018.

First Majestic Silver Corp. 2021 Annual Report	Page 27

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.
Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

As at December 31, 2021, the Company has paid $17.5 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $11.8 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.

First Mining is a related party with one independent board member who is also a director and/or officer of First Majestic.

First Majestic Silver Corp. 2021 Annual Report	Page 28

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended December 31, 2021 and 2020 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2021	2020	Variance %

Revenues	$204,876	$117,075	75%	(1)
Mine operating costs
Cost of sales	121,236	58,008	109%	(2)
Depletion, depreciation and amortization	43,278	15,399	181%	(3)
	164,514	73,407	124%

Mine operating earnings	40,362	43,668	(8%)

General and administrative expenses	6,988	7,205	(3%)
Share-based payments	2,859	2,227	28%
Mine holding costs	2,485	7,017	(65%)	(4)
Acquisition costs	23	—	100%
Foreign exchange loss	(262)	(2,424)	89%
Operating earnings	28,269	29,643	5%
Unrealized gain on foreign currency derivatives	—	3,880	(100%)	(5)
Investment and other income (loss)	736	(2,333)	132%	(6)
Finance costs	(9,077)	(3,717)	(144%)	(7)
Earnings before income taxes	19,928	27,473	(27%)
Current income tax expense	23,743	4,115	NM
Deferred income tax expense (recovery)	156	(11,187)	NM
Income tax expense (recovery)	23,899	(7,072)	NM	(8)
Net (loss) earnings for the period	($3,971)	$34,545	NM	(9)

(Loss) earnings per share (basic)	($0.02)	$0.16	NM	(9)
(Loss) earnings per share (diluted)	($0.02)	$0.15	NM	(9)

NM - Not meaningful

1.Revenues in the quarter increased $87.8 million compared to the same quarter of the previous year primarily attributed to:
•a 76% increase in payable silver equivalent ounces sold compared to the same quarter of the previous year which contributed to an increase in revenues of $91.6 million primarily due to the the addition of the Jerritt Canyon Gold Mine and the sale of 1.4 million silver ounces of inventory previously withheld in the prior quarter;
Partially offset by:
•a 3% decrease in realized silver price per ounce sold, which averaged $24.18 during the quarter compared to $24.88 in the fourth quarter of 2020, resulting in a $3.5 million decrease in revenues.

2.Cost of sales in the quarter increased $63.2 million compared to the same quarter of the previous year primarily due to:
•the addition of the Jerritt Canyon mine which incurred $40.7 million in cost of sales during the fourth quarter; and
•a $11.5 million increase in change in inventory expense primarily due to sale of 1.4 million silver ounces of inventory withheld in the prior quarter, which was sold in the fourth quarter of 2021.

First Majestic Silver Corp. 2021 Annual Report	Page 29

3.Depletion, depreciation and amortization in the quarter increased $27.9 million compared to the same quarter of the previous year, primarily as a result of:
•the addition of the Jerritt Canyon Gold Mine which incurred $18.4 million during the fourth quarter;
•the increase of depletable assets from the Mexican operations which incurred $4.2 million; and
•the sale of the 1.4 million in silver ounces withheld from the prior quarter which incurred $4.9 million during the quarter.
4.Mine holding costs decreased by $4.5 million compared to the same quarter of 2020, primarily due to a decrease in labour costs at Del Toro, San Martin and La Parrilla following restructuring that took place in 2020.

5.Fair value adjustment on foreign currency derivatives of $3.9 million in the fourth quarter of the prior year related to mark-to-market adjustments on the Company's foreign currency derivatives, which were fully settled as at December 31, 2020. The Company utilized these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

6.Investment and other income for the quarter increased by $3.1 million compared to the fourth quarter of the prior year, primarily due to an unrealized gain of $0.8 million on the companies marketable securities, compared to an unrealized loss of 2.4 million during the same quarter of the previous year.
7.Finance costs for the quarter increased by $5.4 million compared to the fourth quarter of the prior year, primarily due to an accounting loss of $4.6 million on the settlement of the Company's 2018 senior convertible notes during the quarter.

8.During the quarter, the Company recorded an income tax expense of $23.9 million compared to a recovery of $7.1 million in the fourth quarter of 2020. The increase in income tax expense was primarily due to increase in the non-deductible expenses, the changes in valuation allowance, the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances and the benefit associated with the impact of divestitures and restructuring recognized in 2020.

9.As a result of the foregoing, net loss for the quarter was $4.0 million (EPS of ($0.02)) compared to net earnings of $34.5 million (EPS of $0.16) in the same quarter of the prior year.

First Majestic Silver Corp. 2021 Annual Report	Page 30

For the years to date ended December 31, 2021, 2020 and 2019 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2021	2020	2019	'21 vs '20

Revenues	$584,117	$363,876	$363,944	61%	(1)
Mine operating costs
Cost of sales	366,085	194,305	232,146	88%	(2)
Cost of sales - standby costs	—	10,112	—	(100%)	(3)
Depletion, depreciation and amortization	116,613	54,405	65,584	114%	(4)
	482,698	258,822	297,730	86%

Mine operating earnings	101,419	105,054	66,214	(3%)

General and administrative	27,063	24,855	26,800	9%
Share-based payments	12,290	8,255	8,325	49%	(5)
Impairment of non-current assets	—	—	58,739	0%
Acquisition costs	1,973	—	—	100%	(6)
Mine holding costs	12,056	21,583	7,579	(44%)	(7)
Loss on divestiture of exploration projects	—	3,685	—	(100%)	(8)
Foreign exchange (gain) loss	(1,165)	6,319	(3,243)	(118%)
Operating earnings (loss)	49,202	40,357	(31,986)	22%
Fair value adjustment on foreign currency derivatives	—	(982)	—	(100%)	(9)
Investment and other (loss) income	(2,948)	5,127	8,109	(157%)	(10)
Finance costs	(21,004)	(14,773)	(15,147)	(42%)	(11)
Earnings (loss) before income taxes	25,250	29,729	(39,024)	NM
Current income tax expense	49,283	9,966	16,423	NM
Deferred income tax (recovery)	(19,110)	(3,324)	(14,973)	NM
Income tax expense	30,173	6,642	1,450	NM	(12)
Net (loss) earnings for the year	($4,923)	$23,087	($40,474)	NM	(13)

(Loss) earnings per share (basic and diluted)	($0.02)	$0.11	($0.20)	NM	(13)

NM - Not meaningful

1.Revenues in the year ended December 31, 2021 increased $220.2 million or 61% compared to the previous year, primarily attributed to:
•$126.1 million increase due to a 32% increase in payable silver equivalent ounces sold compared to the prior year mainly attributed to the addition of Jerritt Canyon, achieving production at Ermitaño during the fourth quarter of 2021 and the increase in production from the Mexican operations due to the reduced effect of the temporary COVID-19 suspension and units operating with limited workforce levels in the previous year; and
•$94.4 million increase due to a 19% increase in realized silver price per ounce sold, which averaged $25.16 compared to $21.15 in the prior year.

2.Cost of sales in the year increased $171.8 million or 88% compared to 2020 as a result of the following factors:
•the addition of the Jerritt Canyon Gold Mine on April 30, 2021, which contributed $117.3 million to cost of sales since its acquisition by First Majestic;
•a stronger Mexican Peso against the U.S. Dollar, which averaged 7% higher compared to the same period of 2020; and

First Majestic Silver Corp. 2021 Annual Report	Page 31

•an increase in throughput from the Mexican operations compared to 2020 primarily attributed to an increase in operational days due to lower impact from the COVID-19 suspension.

3.Standby costs in 2020 were primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines during the temporary COVID-19 suspensions, as well as $2.0 million incurred during a 13-day union work stoppage at San Dimas during the second quarter of 2020.

4.Depletion, depreciation and amortization in the year increased $62.2 million or 114% compared to the previous year primarily as a result of the addition of the Jerritt Canyon mine, which contributed $43.5 million during the year, and a $17.6 million increase from Mexican operations due to an increase in throughput, higher mining interest and property plant and equipment balances.

5.Share based payments in the year increased $4.0 primarily attributed to an increase in the fair value of the options granted, restricted and performance share units granted during the year as well as the introduction of the deferred shares units compensation for the independent directors.

6.Acquisition costs of $2.0 million relates to due diligence costs and closing fees incurred in connection with the acquisition of the Jerritt Canyon Canada Ltd. which closed on April 30, 2021.

7.Mine holding costs for the year decreased $9.5 million compared to the previous year primarily due to a decrease in labour costs at Del Toro, San Martin and La Parrilla following restructuring that took place in early 2020.

8.Loss on divestiture of exploration projects of $3.7 million in 2020 related to $10.2 million loss on the sale of the Plomosas project to GR Silver Mining Ltd. in March 2020, partially offset by $6.5 million gain on the arrangement to option the La Joya project to Silver Dollar Resources Inc. in September 2020.

9.Fair value adjustment on foreign currency derivatives of $1.0 million loss during 2020 related to mark-to-market adjustments on the Company's foreign currency derivatives, which have been fully settled as at December 31, 2021. The Company utilized these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

10.Investment and other income in the year decreased $8.1 million compared to the previous year primarily due to a $2.5 million loss on the write-down of property and equipment in relation to the sale of certain AG mill equipment to Condor Gold PLC and a $2.1 million unrealized loss on investments in marketable securities.
11.Finance costs in the year increased by $6.2 million compared to the previous year primarily due to an accounting loss of $4.6 million on the settlement of the Company's 2018 senior convertible notes.

12.During the year ended December 31, 2021, the Company recorded an income tax expense of $30.2 million, compared to $6.6 million in 2020. The increase in income tax expense was primarily due to:
•the increase in non-deductible expenses of $15.3 million at operating mines;
•additional non-deductible expenses consisting of $14.1 million related to expenditures incurred at care and maintenance mines in Mexico, as well as head office losses arising from the cost of settlement of 2018 senior convertible notes and other expenses;
•the one-time benefit associated with the impact of divestitures and restructuring recognized in 2020 in the amount of $16.7 million;
Partially offset by:
• the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances of $17.0 million.

13.As a result of the foregoing, net loss for the year ended December 31, 2021 was $4.9 million (EPS of ($0.02)), compared to net income of $23.1 million (EPS of $0.11) in the prior year.

First Majestic Silver Corp. 2021 Annual Report	Page 32

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2021				2020
Selected Financial Information	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$204,876	$124,646	$154,073	$100,522	$117,075	$125,881	$34,855	$86,065
Cost of sales	$121,236	$92,006	$95,782	$57,061	$58,008	$60,275	$26,187	$49,835
Cost of sales - standby costs	$—	$—	$—	$—	$—	$—	$9,166	$946
Depletion, depreciation and amortization	$43,278	$29,122	$28,868	$15,345	$15,399	$17,573	$7,264	$14,169
Mine operating earnings (loss)	$40,362	$3,518	$29,423	$28,116	$43,668	$48,033	($7,762)	$21,115
Net (loss) earnings after tax	($3,971)	($18,406)	$15,599	$1,855	$34,545	$30,946	($9,968)	($32,436)
(Loss) earnings per share - basic	($0.02)	($0.07)	$0.06	$0.01	$0.16	$0.14	($0.05)	($0.15)
(Loss) earnings per share - diluted	($0.02)	($0.07)	$0.06	$0.01	$0.15	$0.14	($0.05)	($0.15)

During the fourth quarter of 2021, mine operating earnings were $40.4 million compared to earnings of $3.5 million in the previous quarter. Net loss for the quarter was $4.0 million compared to a loss of $18.4 million in the prior quarter, as the Company sold 1.4 million ounces of silver withheld in inventory in the prior quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2021, the Company had cash and cash equivalents of $237.9 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $6.4 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at December 31, 2021 was $224.4 million compared to $254.4 million at December 31, 2020. Total available liquidity at December 31, 2021 was $274.4 million, including $50.0 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the year:

	Year Ended December 31,
	2021	2020
Cash flow
Cash generated by operating activities	$68,723	$79,713
Cash used in investing activities	(180,753)	(127,115)
Cash generated by financing activities	111,817	116,574
(Decrease) increase in cash and cash equivalents	($213)	$69,172
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(439)	397
Cash and cash equivalents, beginning of the year	238,578	169,009
Cash and cash equivalents, end of year	$237,926	$238,578

The Company’s cash flows from operating, investing and financing activities during the year ended December 31, 2021 are summarized as follows:
•Cash used in operating activities of $68.7 million, primarily due to:
•$176.8 million in cash flows from operating activities before movements in working capital and taxes;
net of:
•$76.5 million in income taxes paid during the period; and

First Majestic Silver Corp. 2021 Annual Report	Page 33

•$31.5 million in net change in non-cash working capital items during the period, including $9.0 million increase in inventories and $48.0 million increase in restricted cash (PEM frozen bank account), partially offset by an increase of $16,580.0 million in trade and other payables and $9.8 million decrease in VAT receivables.

•Cash used in investing activities of $180.8 million, primarily related to:
•$132.4 million spent on mine development and exploration activities;
•$56.6 million spent on purchase of property, plant and equipment;
•$12.6 million reclassification of restricted cash for the acquisition of Jerritt Canyon (escrow funds);
•$7.8 million spent on deposits on non-current assets;
•$3.5 million spent on the purchase of marketable securities;
net of:
•$30.0 million of restricted cash acquired through the acquisition of Jerritt Canyon; and
•$2.6 million of net proceeds from the disposal of marketable securities.
•Cash provided by financing activities of $111.8 million, primarily consists of the following:
•$222.8 million of net proceeds from the issuance of the 2021 senior convertible debentures;
•$66.7 million of net proceeds from the issuance of shares through the ATM;
•$30.0 million of net proceeds from the drawdown on the Scotiabank revolving credit facility;
•$21.8 million of net proceeds from the exercise of stock options;
net of:
•$171.8 million net repayment of the 2018 senior convertible debentures;
•$40.0 million repayment of debt facility;
•$9.3 million on repayment of lease obligations;
•$4.3 million payment of financing costs; and
•$3.9 million payment on dividends paid.

During the year ended December 31, 2021 the Company received $48.0 million (966 million MXN) related to value added tax filings. In connection with the PEM tax ruling, the tax authority has frozen a PEM bank account with funds of $48.0 million as a guarantee against certain disputed tax assessments which are currently held within the Company's restricted cash accounts. This balance consists of VAT refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with SAT's position and is challenging the freezing of the bank account through the relevant legal channels. Additionally, as part of the acquisition of Jerritt Canyon, the Company was required to hold certain funds in escrow to settle the payment for Triggered Tax provisions along with any adjustments to working capital. As at December 31, 2021, $12.6 million remained in escrow.

First Majestic Silver Corp. 2021 Annual Report	Page 34

Reconciliation on Use of Proceeds from ATM Programs
At-the-Market Distributions ("ATM") Programs
During the year ended December 31, 2021, the Company sold 4,225,000 common shares under the ATM programs at an average price of $16.24 for gross proceeds of $68.6 million, or net proceeds of $66.7 million after costs. The primary business objectives that the Company expects to use the net proceeds is was for general working capital purposes, expansion of existing operations, and for general corporate purposes. This includes completing corporate acquisitions, financing future growth opportunities and to repay existing or future indebtedness. The use of proceeds from the amount raised in the current year is reconciled as follows:

Gross Proceeds:	$68,630

Use of Proceeds:
Mine development	35,191
Mine exploration	18,822
General working capital	12,662
Offering expenses	1,955
$68,630

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at December 31, 2021 and December 31, 2020, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at December 31, 2021, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$120,666	$120,666	$—	$—	$—
Debt facilities	234,666	1,216	1,725	231,725	—
Lease liabilities	44,561	11,252	21,312	10,752	1,245
Other liabilities	5,797	—	—	—	5,797
Purchase obligations and commitments	19,176	19,176	—	—	—
	$424,866	$152,310	$23,037	$242,477	$7,042

At December 31, 2021, the Company had working capital of $224.4 million (2020 – $254.4 million) and total available liquidity of $274.4 million (2020 – $319.4 million), including $50.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

First Majestic Silver Corp. 2021 Annual Report	Page 35

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2021, VAT receivable was $47.1 million (December 31, 2020 - $56.9 million), of which $22.2 million (December 31, 2020 $16.5 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $22.0 million (December 31, 2020 - $37.9 million) relates to PEM. The SAT commenced processing VAT refund requests by PEM in June 2021 and the Company expects the amounts to be refunded within the next twelve months.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	December 31, 2021
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Trade and other receivable	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$52,978	$12,574	$—	$7,644	($3,547)	$90	$69,739	$6,974
Mexican peso	36,575	48,010	42,979	—	(47,023)	—	80,541	8,054
	$89,553	$60,584	$42,979	$7,644	($50,570)	$90	$150,280	$15,028

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver or gold.

First Majestic Silver Corp. 2021 Annual Report	Page 36

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		December 31, 2021
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$2,217	$571	$2,788
	$2,217	$571	$2,788

Political and Country Risk
First Majestic currently conducts foreign operations in México and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery
There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises
Global financial conditions and the global economy in general have experienced, at various times in the past and potentially in the future, extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As of the date of this MD&A, the global spread of COVID‐19 continues to result in, among other things, restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Due to the potential for new variants of COVID-19, future disruptions to business internationally and related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the long-term impact of the pandemic on global economies and financial markets remains uncertain and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

In particular, the continued spread of COVID‐19 globally and emergence of new variants could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the

First Majestic Silver Corp. 2021 Annual Report	Page 37

timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

During 2021, the Company continued to implement preventative control measures to protect the safety and health of our employees, contractors, and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, and pre-screening for virus symptoms. The Company’s Polymerase Chain Reaction (PCR) laboratory in Durango, Mexico, supported these initiatives.

The Company continues to monitor the various government health measures in the jurisdictions where we operate and there are no COVID-19-related restrictions on mine operations at this time.

There is no guarantee that the Company will not experience significant disruptions to or additional closures of some or all of its active mining operations due to COVID-19 restrictions in the future. Any such disruptions or closures could have a material adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by the COVID-19 crisis which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. Any long-term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

The impact of COVID‐19 and government responses thereto may also continue to have a material impact on financial markets and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition, and results of operations.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery. At this time the estimated amount cannot be reliably determined.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of a mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company is evaluating the claims contained in the NOAVs and JCG has until March 18, 2022 to respond to the NOAV by filing a challenge with the NSEC."

First Majestic Silver Corp. 2021 Annual Report	Page 38

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell to WPMI all the silver produced from the San Dimas mine, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1%.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received on October 4, 2012, an Advance Pricing Agreement (“APA”) from the SAT for taxation years 2010 to 2014. The APA confirmed that the PEM Realized Price could be used as Primero’s basis for calculating taxes owed by PEM for the silver sold under the Old Stream Agreement. The purpose of the APA was to have SAT provide tax certainty and as a result Primero and PEM made significant investments in Mexico based on that certainty.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim did not identify any alternative basis for paying taxes.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $239.0 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $132.3 million (2,723 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items in the Reassessments include determining revenue on the sale based on the silver spot market price, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals breach international obligations regarding double taxation treaties, and also that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

First Majestic Silver Corp. 2021 Annual Report	Page 39

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings against the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose of its concessions and real properties, and to restrict access to funds within its bank account, the latter as disclosed in Note 18(b)3 of the audited financial statements.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which remain unresolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”). The Company believes that the actions of the SAT are neither fair nor equitable, are discriminatory against the Company as a foreign investor, amount to a denial of justice under international law, and furthermore violate various provisions of the Federal Constitution of the United Mexican States, Mexican domestic law, and Mexican court precedents.

On May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent commenced a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors having reviewed the written reasons have advised that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the amparo file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari.

The Company intends to continue to challenge the actions of the SAT in Mexican courts. However, due to the ongoing COVID-19 crisis, the Mexican courts continues to be available only on a restricted basis for further hearings on these matters.

On March 2, 2021, the Company announced that it submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted by the appointment of all three panel members on August 20, 2021, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have commenced. The first session of the NAFTA Proceedings was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021.

First Majestic Silver Corp. 2021 Annual Report	Page 40

If the SAT were to be successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver pursuant to the Old Stream Agreement for 2010 through 2014. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $228.5 million (4,703 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and, therefore, at this time no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments
In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V., the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.6 million (155.4 million MXN) and $6.2 million (126.6 million MXN), respectively.  The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2021, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million, through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2021.

Off-Balance Sheet Arrangements

At December 31, 2021, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

First Majestic Silver Corp. 2021 Annual Report	Page 41

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project. First Mining is a related party with one independent board member who is a director and/or officer of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the year ended December 31, 2021.

Outstanding Share Data

As at March 9, 2022, the Company has 260,181,673 common shares issued and outstanding.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2021:

Declaration of Quarterly Dividend
On March 9, 2022, the Company's board of directors approved its quarterly common share dividend of $0.0079 per share, payable on and after April 4, 2022, to common shareholders of record at the close of business on March 21, 2022. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the year ended December 31, 2021.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. In 2021, the Company concluded that Jerritt Canyon met the definition of a business and, accordingly, the acquisition was accounted for as a business combination.

Consideration for the acquisition of Jerritt Canyon

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Management made judgments and estimates in calculating the value of the shares and warrants transferred, including but not limited to share price, volatility, rate of quarterly dividends and the discount rate.

First Majestic Silver Corp. 2021 Annual Report	Page 42

Determining what is part of the business combination in the acquisition of Jerritt Canyon

The Company needs to assess if other arrangement(s) or transaction(s) shall be recognized as part of applying the acquisition method. To determine if the arrangement(s) or transaction(s), is(are) part of the business combination, the Company considers the following factors:

(i) The reasons for the arrangement(s) or transaction(s);
(ii) Who initiated the arrangement(s) or transaction(s); and
(iii) The timing of the arrangement(s) or transaction(s).

Management applied judgment based on the above criteria to determine if private placement shares included as part of the acquisition of Jerritt Canyon were a part of the business combination.

Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i) The identifiable assets acquired and liabilities assumed;
(ii) The consideration transferred in exchange for an interest in the acquiree;
(iii) The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed requires that management make judgments and estimates taking into account information available at the time of the acquisition about future events including, but not restricted to, estimates of mineral reserves and resources, exploration potential, future metal prices, future operating costs and capital expenditures and discount rates.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price may result in different adjustments than those shown in these audited consolidated financial statements.

Determination and classification of current and non-current restricted cash

The Company determines if the funds on hand and held at banks meets the definition of cash or cash equivalents. When there is a restriction on those funds, the Company assesses the nature of the restriction and if it is applicable, excludes the related amounts from the cash and cash equivalents balance. The Company then assesses the classification of the restricted cash between current and non-current based on the following factors:

First Majestic Silver Corp. 2021 Annual Report	Page 43

•an asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the period; and
•it expects to realize the asset within twelve months after the reporting period.

The evaluation was performed based on the available information at the end of the reporting period; if there are changes in the circumstances the Company will reassess the classification.

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board ("IASB") that were effective for annual periods that begin on or after January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Interest Rate Benchmark Reform - Phase 2(Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2021

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

First Majestic Silver Corp. 2021 Annual Report	Page 44

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted.
Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", “Production cost per tonne”, “Average realized silver equivalent price”, “Adjusted earnings per share”, “Free cash flow” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Effective January 1, 2021, the Company transitioned its cost reporting from Cost per Silver Ounce to Cost per Silver Equivalent ("AqEq") Ounce basis. Management believes the change to using silver equivalent ounce will provide management and investors with an improved ability to evaluate operating performance of the Company, as it eliminates volatility in Cash Cost and AISC per ounce due to market volatility in silver and gold prices as well as timing of by-product credit sales. Prior period comparatives of Cash Cost and AISC per ounce have been updated to be consistent with the new AgEq ounce metric.

First Majestic Silver Corp. 2021 Annual Report	Page 45

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

First Majestic Silver Corp. 2021 Annual Report	Page 46

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended December 31, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$11,232	$10,052	$3,514	$20,480	$45,277
Milling cost	7,162	7,174	4,290	13,296	31,921
Indirect cost	11,852	3,824	2,845	4,996	23,517
Total production cost (A)	$30,246	$21,050	$10,649	$38,771	$100,716
Add: transportation and other selling cost	449	160	103	14	780
Add: smelting and refining cost	755	165	239	20	1,179
Add: environmental duty and royalties cost	591	1,203	116	793	2,703
Total cash cost (B)	$32,041	$22,578	$11,107	$39,598	$105,378
Workers’ participation	4,010	54	1,538	—	5,602
General and administrative expenses	—	—	—	—	6,591
Share-based payments	—	—	—	—	2,859
Accretion of decommissioning liabilities	175	76	128	319	951
Sustaining capital expenditures	8,989	3,514	1,272	8,887	23,387
Operating lease payments	95	1,167	816	347	2,996
All-In Sustaining Costs (C)	$45,310	$27,389	$14,861	$49,151	$147,764
Payable silver equivalent ounces produced (D)	4,013,338	1,953,539	765,430	1,823,950	8,556,257
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	23,660	N/A
Tonnes milled (F)	206,738	224,459	268,239	256,374	955,810

Cash cost per AgEq ounce (B/D)	$7.98	$11.56	$14.51	$21.71	$12.32
AISC per AgEq ounce (C/D)	$11.29	$14.02	$19.41	$26.95	$17.26
Cash cost per AuEq ounce (B/D)	N/A	N/A	N/A	$1,674	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$2,077	N/A
Production cost per tonne (A/F)	$146.30	$93.78	$39.70	$151.23	$105.37

First Majestic Silver Corp. 2021 Annual Report	Page 47

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended December 31, 2020
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$12,669	$4,461	$3,106	$20,236
Milling cost	6,028	6,308	4,573	16,909
Indirect cost	9,497	3,757	3,183	16,437
Total production cost (A)	$28,194	$14,526	$10,862	$53,582
Add: transportation and other selling cost	433	134	160	784
Add: smelting and refining cost	471	107	241	819
Add: environmental duty and royalties cost	425	97	141	665
Total cash cost (B)	$29,523	$14,864	$11,404	$55,850
Workers’ participation	3,103	55	87	3,245
General and administrative expenses	—	—	—	6,727
Share-based payments	—	—	—	2,227
Accretion of decommissioning liabilities	149	78	125	623
Sustaining capital expenditures	9,999	3,636	1,298	17,507
Operating lease payments	58	963	646	2,024
All-In Sustaining Costs (C)	$42,832	$19,596	$13,560	$88,203
Payable silver equivalent ounces produced (D)	3,475,323	900,729	1,094,267	5,470,319
Tonnes milled (E)	208,648	168,276	248,408	625,332

Cash cost per AgEq ounce (B/D)	$8.49	$16.50	$10.42	$10.21
AISC per AgEq ounce (C/D)	$12.32	$21.76	$12.39	$16.12
Production cost per tonne (A/E)	$135.13	$86.32	$43.72	$85.68

First Majestic Silver Corp. 2021 Annual Report	Page 48

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Year Ended December 31, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$47,270	$32,024	$13,206	$58,689	$151,188
Milling cost	28,258	28,254	17,978	35,551	110,040
Indirect cost	41,311	14,576	11,256	14,830	81,973
Total production cost (A)	$116,840	$74,853	$42,440	$109,069	$343,202
Add: transportation and other selling cost	1,433	618	427	47	2,738
Add: smelting and refining cost	1,819	523	718	47	3,107
Add: environmental duty and royalties cost	1,683	1,559	406	2,188	5,836
Total cash cost (B)	$121,775	$77,553	$43,991	$111,351	$354,883
Workers’ participation	13,374	269	2,296	—	15,939
General and administrative expenses	—	—	—	—	25,393
Share-based payments	—	—	—	—	12,290
Accretion of decommissioning liabilities	716	313	521	642	3,228
Sustaining capital expenditures	35,542	15,636	4,616	27,565	85,664
Operating lease payments	312	2,943	2,894	862	8,708
All-In Sustaining Costs (C)	$171,719	$96,714	$54,318	$140,420	$506,105
Payable silver equivalent ounces produced (D)	13,518,292	5,036,842	3,260,834	5,013,388	26,829,356
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	68,567	N/A
Tonnes milled (F)	822,791	879,059	1,004,144	633,400	3,339,394

Cash cost per AgEq ounce (B/D)	$9.01	$15.40	$13.49	$22.21	$13.23
AISC per AgEq ounce (C/D)	$12.70	$19.20	$16.66	$28.01	$18.85
Cash cost per AuEq ounce (B/D)	N/A	N/A	N/A	$1,624	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$2,048	N/A
Production cost per tonne (A/E)	$142.00	$85.15	$42.25	$172.20	$102.77

First Majestic Silver Corp. 2021 Annual Report	Page 49

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Twelve Months Ended December 31, 2020
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$40,662	$15,952	$9,597	$66,211
Milling cost	19,318	23,187	15,335	57,840
Indirect cost	31,232	11,088	9,813	52,133
Total production cost (A)	$91,212	$50,227	$34,746	$176,185
Add: transportation and other selling cost	1,224	397	425	2,288
Add: smelting and refining cost	1,604	434	749	2,800
Add: environmental duty and royalties cost	1,278	395	337	2,010
Total cash cost (B)	$95,318	$51,453	$36,257	$183,283
Workers’ participation	13,663	206	377	14,245
General and administrative expenses	—	—	—	22,977
Share-based payments	—	—	—	8,255
Accretion of decommissioning liabilities	565	295	477	2,362
Sustaining capital expenditures	28,361	10,033	4,112	49,003
Operating lease payments	291	1,252	2,573	5,349
All-In Sustaining Costs (C)	$138,198	$63,239	$43,796	$285,474
Payable silver equivalent ounces produced (D)	12,664,191	4,177,527	3,512,126	20,353,844
Tonnes milled (E)	713,064	640,276	860,613	2,213,954

Cash cost per AgEq ounce (B/D)	$7.53	$12.32	$10.32	$9.00
AISC per AgEq ounce (C/D)	$10.91	$15.14	$12.47	$14.03
Production cost per tonne (A/E)	$127.92	$78.44	$40.37	$79.59

First Majestic Silver Corp. 2021 Annual Report	Page 50

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Revenues as reported	$204,876	$117,076	$584,117	$363,876
Add back: smelting and refining charges	1,179	819	3,108	2,800
Gross revenues	206,055	117,895	587,225	366,676
Less: Sandstorm gold revenues	(461)	(579)	(2,489)	(2,636)
Less: Wheaton gold revenues	(9,385)	(7,057)	(29,612)	(23,541)
Gross revenues, excluding Sandstorm, Wheaton (A)	$196,208	$110,259	$555,124	$340,499

Payable silver equivalent ounces sold	9,378,637	5,319,935	25,954,222	19,614,393
Less: Payable silver equivalent ounces sold to Sandstorm	(74,554)	(81,319)	(382,659)	(499,931)
Less: Payable silver equivalent ounces sold to Wheaton	(1,189,362)	(807,046)	(3,511,128)	(3,016,658)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	8,114,720	4,431,570	22,060,436	16,097,804

Average realized silver price per ounce (A/B)	$24.18	$24.88	$25.16	$21.15
Average market price per ounce of silver per COMEX	$23.35	$24.44	$25.15	$21.72

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company's ability to generate liquidity from operating activities.

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Operating cash flows	$89,812	$43,210	$68,723	$79,713
Less: Sustaining capital expenditures	23,387	17,507	85,664	49,003
Free cash flow	$66,425	$25,703	($16,941)	$30,710

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Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements . The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expense.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or unusual losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Net (loss) earnings as reported	($3,971)	$34,545	($4,923)	$23,087
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	156	(11,187)	(19,110)	(3,324)
Share-based payments	2,859	2,227	12,290	8,255
Loss (gain) from investment in derivatives and marketable securities	(776)	2,445	1,522	(1,973)
Write-down on assets held-for-sale	—	—	2,081	—
Write-down (recovery) of mineral inventory	1,164	—	7,479	(443)
Acquisition costs	23	—	1,973	—
Unrealized (gain) loss on foreign currency derivatives	—	(3,880)	—	982
Loss on early settlement of senior convertible notes	4,642	—	4,642	—
Standby costs related to COVID-19 Suspension	—	—	—	7,162
(Gain) loss on divestiture of exploration projects	—	—	—	3,685
Adjusted net earnings	$4,097	$24,150	$5,954	$37,431
Weighted average number of shares on issue - basic	256,805,023	221,463,289	244,749,772	213,879,622
Adjusted EPS	$0.02	$0.11	$0.02	$0.18

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Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	December 31, 2021	December 31, 2020
Current Assets	$397,207	$356,046
Less: Current Liabilities	(172,822)	(101,626)
Working Capital	$224,385	$254,420
Available Undrawn Revolving Credit Facility	50,000	65,000
Available Liquidity	$274,385	$319,420

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and interim CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•     provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management excluded from its assessment the internal controls, policies and procedures of Jerritt Canyon, which the Company acquired control on April 30, 2021. Jerritt Canyon’s total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 34%, 35%, 21% and 653%, respectively, of these Consolidated Annual Financial statement amounts as of December 31, 2021. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the

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exception of the internal controls of Jerritt Canyon, there have been no significant changes in our internal controls during the quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and interim CFO concluded that our internal controls over financial reporting were effective as of December 31, 2021.

The Company's independent registered public accounting firm, Deloitte LLP, have audited these Consolidated Annual Financial Statements and have issued an attestation report dated March 9, 2022 on the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission.

During the year ended December 31, 2021, the Company implemented social distancing protocols to have majority of its corporate office and site administrative staff to work remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

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Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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